Exhibit 99.1

NEW CENTURY LOGISTICS (BVI) LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	March 31,	September 30,
	2026	2025
	US$	US$
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	62,318	645,912
Restricted cash	320,513	320,513
Investment	641,026	-
Accounts receivable, net	8,612,304	11,765,180
Deposits, prepayment and other receivables	1,207,106	460,363
Total current assets	10,843,267	13,191,968

Non-current assets:
Property, plant and equipment	133,633	51,428
Right-of-use assets - operating leases	404,045	458,640
Right-of-use assets - finance lease	103,818	120,914
Deposits	512,821	512,821
Deferred tax assets	110,267	193,208
Total non-current assets	1,264,584	1,337,011

TOTAL ASSETS	12,107,851	14,528,979

Liabilities
Current liabilities:
Bank overdraft	1,019,560	717,306
Bank loans – current	1,858,973	1,923,075
Other borrowing – current	13,115	-
Accounts payable	2,877,202	5,278,790
Accruals and other current liabilities	395,286	375,001
Operating lease liabilities – current	270,041	215,575
Finance lease liability – current	34,487	36,592
Due to a related party	64,103	-
Income tax payables	426,564	433,915
Total current liabilities	6,959,331	8,980,254

Non-current liabilities
Other borrowing – non-current	63,808	-
Operating lease liabilities – non-current	135,822	223,182
Finance lease liability – non-current	75,350	93,064
Total non-current liabilities	274,980	316,246

TOTAL LIABILITIES	7,234,311	9,296,500

Commitments and contingencies

Shareholders’ equity
Ordinary shares, no par value, 12,500,000 shares authorized; and 3,200,000 shares issued and outstanding at March 31, 2026 and September 30, 2025 respectively	-	-
Additional paid-in capital	9,907,876	9,907,876
Accumulated losses	(4,939,480)	(4,618,233)
New Century Logistics (BVI) Limited Total Shareholders’ Equity	4,968,396	5,289,643
Non-controlling interest	(94,856)	(57,164)
Total shareholders’ equity	4,873,540	5,232,479
TOTAL LIABILITIES AND EQUITY	12,107,851	14,528,979

NEW CENTURY LOGISTICS (BVI) LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Six Months ended March 31,
	2026	2025
	US$	US$
	(Unaudited)	(Unaudited)

Revenues	28,559,320	21,389,809
Cost of revenues	(27,794,185)	(20,606,704)
Gross profit	765,135	783,105

Operating expense
General and administrative expenses	(1,292,376)	(2,613,863)
Total operating expense	(1,292,376)	(2,613,863)

Loss from operations	(527,241)	(1,830,758)

Other (expenses) income:
Other income	63,480	6,792
Interest expense, net	(75,624)	(42,308)
Total other expenses, net	(12,144)	(35,516)

Loss before income tax	(539,385)	(1,866,274)
Income tax credit	180,446	-
Net loss and comprehensive loss	(358,939)	(1,866,274)

Net loss attributable to a non-controlling interest	(37,692)	-
Net loss attributable to New Century Logistics (BVI) Limited’s shareholders	(321,247)	(1,866,274)

Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.10)	(0.09)

Weighted average number of ordinary shares used in computing net loss per share	3,200,000	20,857,458